As filed with the Securities and Exchange Commission on August 3, 2006

Registration No. 333-135425

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INFRASOURCE SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	1623	03-0523754
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation of Organization)	Classification Code Number)	Identification Number)

100 West Sixth Street, Suite 300
Media, Pennsylvania 19063
(610) 480-8000

(Address, including zip code, and telephone number including area code, of registrant’s principal executive offices)

Deborah C. Lofton, Esq.
Senior Vice President and General Counsel
InfraSource Services, Inc.
100 West Sixth Street, Suite 300
Media, Pennsylvania 19063
(610) 480-8000

(Name, address, including zip code, and telephone number including area code, of agent for service)

Copies to:
Jeffrey H. Cohen, Esq.	Mark A. Stegemoeller, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Latham & Watkins LLP
300 South Grand Avenue, Suite 3400	633 West Fifth Street, Suite 4000
Los Angeles, California 90071	Los Angeles, California 90071
(213) 687-5000	(213) 485-1234

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐                           .

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐                           .

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to	offering price	aggregate	Amount of
securities to be registered	be registered(1)	per share(2)	offering price	registration fee(3)
Common Stock, par value $0.001 per share	11,953,699	$18.39	$219,828,524.61	23,521.65

(1)              Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)              Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1993, as amended, based on the average of the high and low prices for the common stock reported on the New York Stock Exchange on August 1, 2006.

(3)     A registration fee of $23,649.23 was previously paid in connection with the Registrant’s filing of the Form S-3.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED AUGUST 3, 2006

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

10,394,520 Shares

InfraSource Services, Inc.

Common Stock

The shares of common stock in this offering are being offered by the selling stockholders named in this prospectus, including members of our senior management.

Our common stock is listed on the New York Stock Exchange under the symbol “IFS.” The closing price on the New York Stock Exchange on August 2, 2006 was $18.19 per share.

The underwriters have an option to purchase a maximum of 1,559,179 shares to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 15.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholders
Per share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about              ,       .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Merrill Lynch & Co.
Lehman Brothers	First Albany Capital

The date of this prospectus is               ,       .

Helicopter-assisted transmission tower erection

High-voltage substation and transmission interconnect

Natural gas, electric power and telecommunication infrastructure improvement project

High-voltage substation construction

TABLE OF CONTENTS

	Page		Page
PROSPECTUS SUMMARY	1	CAPITALIZATION	28
RISK FACTORS	15	PRINCIPAL AND SELLING STOCKHOLDERS	29
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	26	UNDERWRITING	33
USE OF PROCEEDS	27	LEGAL MATTERS	36
DIVIDEND POLICY	27	EXPERTS	36
PRICE RANGE OF COMMON STOCK	27	WHERE YOU CAN FIND MORE INFORMATION	36

Copies of our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, each without exhibits, are being delivered together with this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus and any free writing prospectus (as defined in Rule 405 under the Securities Act of 1933) that we may prepare in connection with this offering. We have not authorized anyone to provide you with information that is different from that contained or incorporated by reference in this prospectus or such free writing prospectus. This prospectus and any such free writing prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where such offer or any sale of shares would be unlawful. The information in this prospectus and any such free writing prospectus is complete and accurate only as of the date on the front cover regardless of the time of delivery of this prospectus or any such free writing prospectus or of any sale of shares.

We use market data and industry forecasts and projections throughout this prospectus, including in the documents incorporated by reference in this prospectus, which data, forecasts and projections we have obtained from market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.

This prospectus, including information incorporated by reference in this prospectus, refers to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective holders.

i

SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus. This summary may not contain all of the information that may be important to you. We urge you to read this entire prospectus carefully, including our consolidated financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus, the “Risk Factors” section and the other information incorporated by reference in this prospectus, before making an investment decision. All references in this prospectus to “InfraSource Services,” “InfraSource,” “the Company,” “we,” “us,” “our company” or “our” refer to InfraSource Services, Inc. and its consolidated subsidiaries, except where it is clear that such terms mean only InfraSource Services, Inc. We operate through two segments: Infrastructure Construction Services (“ICS”) and Telecommunication Services (“TS”).

InfraSource Services, Inc.

We are one of the largest specialty contractors servicing electric, natural gas and telecommunications infrastructure in the United States based on market share. Our broad range of services includes design, engineering, procurement, construction, testing and maintenance services for electric, natural gas and telecommunications infrastructure. The following chart depicts our revenue mix and representative customers by end market for the twelve months ended June 30, 2006:

Our customers rely on us to design, construct and maintain reliable electric, natural gas and other utility infrastructure. Within our electric power end market, our primary focus for growth is on higher-voltage transmission lines and substations, rather than lower-voltage distribution lines. We believe we are able to combine our broad geographic footprint, integrated service offerings, skilled workforce and experienced management team to deliver a compelling value proposition to our customers. Our customers primarily include electric power utilities, independent transmission companies, natural gas utilities, government entities and heavy industrial companies, such as petrochemical, processing and refining businesses. We also lease point-to-point telecommunications infrastructure in select markets and provide fiber-to-the-premises, or FTTP, build-out services to telecommunications companies.

Our blanket master service agreements and new construction projects provide a balanced mix of recurring and project-based work. The broad range of customers we service, geographic regions in which we operate and industries in which we participate provides us with diversified revenues, and our backlog provides us with high revenue visibility. For the year ended December 31, 2005 and the six months ended June 30, 2006, we had revenues of $865.5 million and $475.3 million, respectively. Our backlog was approximately $916 million at June 30, 2006, of which we expect to perform approximately $420 million to $440 million during the last half of 2006.

Industry Trends

We believe growth in our end markets will benefit from the following principal factors:

Inadequacy of Current Electric Infrastructure.   The electric utility infrastructure in the United States will require significant spending to remedy historical underinvestment and to respond to increasing electricity demand. The increase in demand for electricity and growth in electric power generation capacity have outpaced the increase in transmission infrastructure expenditures. This relative underinvestment has contributed to the current inadequacy of the electric power grid, leading to increasing congestion and major disruptions. The 2002 National Transmission Grid Study prepared by the United States Department of Energy, or DOE, along with studies developed by various industry groups have documented the inadequacies of the existing transmission grid. These inadequacies, as demonstrated by the disruptions caused by the rolling blackouts in California in 2001 and the Midwest/Northeast power outage in 2003, contributed to the passage of the Energy Policy Act of 2005 (the “Energy Act”). Transmission reliability and access is a significant area of focus of the Energy Act. Recent reliability events, near misses, record load demand and tight summer power supplies continue to highlight the inadequacy of the electric utility infrastructure.

In May 2005, a survey of investor-owned utilities indicated that their transmission investments from 2004 to 2008 are expected to increase 60% over the previous five years. There continue to be frequent announcements of transmission expansion plans by utilities and regional planning organizations. Recent surveys and studies have confirmed that the anticipated increase in transmission investment is beginning to occur. A recent industry survey has indicated that planned transmission line additions for the period 2005 to 2009 are 20% higher than the previously reported planned transmission line additions for the period 2004 to 2008.

Enactment of the Energy Policy Act of 2005 Mandates Transmission Reliability and Encourages Investment.   The Energy Act was enacted on August 8, 2005 and provides several measures designed to increase grid reliability and stimulate investment in transmission infrastructure. The Energy Act mandates establishment of an Electric Reliability Organization, subject to oversight by the Federal Energy Regulatory Commission (“FERC”), to develop and enforce minimum standards of reliability. The Energy Act also repeals the Public Utility Holding Company Act of 1935, or PUHCA. The repeal removes significant restrictions on industry investment and could change the ownership landscape of transmission-owning entities by allowing new classes of non-utility investors. Progress is being made on the implementation of Energy Act provisions pertaining to electric transmission reliability and development.

Increased Outsourcing of Infrastructure Services.   Driven in part by pressures from investors, regulators and consumer advocates, utilities are seeking ways to lower costs and improve efficiencies. Utilities are frequently able to achieve these objectives by outsourcing a range of services to third parties. Specialty contractors can manage their labor force across various projects and multiple customers, often in a more efficient and cost-effective manner than utilities maintaining dedicated full-time labor forces. Furthermore, a shrinking pool of qualified labor may provide additional incentive to shift utility infrastructure services to specialty contractors. According to industry research, approximately 50% of the utility labor force is expected to retire by 2010. A separate report from an industry association noted that “skilled trades,” including line, maintenance and construction trade workers, are viewed as having the highest percentage of retirements over the next five years. As a result, many utilities are increasing their reliance on third-party service providers to perform infrastructure services.

Spending Driven by Environmental Clean Air Regulations.   Increasingly stringent environmental clean air regulations, primarily in the hydrocarbon processing and power generation sectors, require renewed compliance efforts. Many electric utilities have announced plans for significant investment in physical plant improvements, retrofits and upgrades to reduce harmful emissions at existing plants. We believe that this work will primarily be performed by third-party infrastructure services companies similar to us and may provide additional opportunities for companies with our relevant experience. Additionally, states continue to require that increased amounts of renewable energy be included in the portfolio of generation being used to meet demand, with 22 states and the District of Columbia having passed such legislation. We believe that these mandates are combining with high natural gas prices, environmental concerns and certain provisions of the Energy Act to foster growth in wind generation and the development of related transmission infrastructure.

Increasing Demand for High-Bandwidth Communications Infrastructure.   Individuals and businesses continue to seek faster and higher-bandwidth communications infrastructure. We provide FTTP build-out services to select telecommunications companies, and through our TS segment we also own proprietary dark fiber networks providing point-to-point connectivity in select markets in the United States.

Competitive Strengths

Diversified Business Mix Provides a Balance of Recurring and Project-Based Revenues.   We believe our business mix complements growth opportunities provided by our strong positions in select end markets, including electric power, natural gas and telecommunications. Demand for our distribution services are generally more predictable than our transmission project work because customer expenditures on distribution tend to be more stable, whereas our transmission work provides us access to what we believe is a higher growth market. In addition, we believe we are well positioned to benefit from increases in transmission spending, as we are one of a small number of specialty contractors with the size, comprehensive capabilities, presence in multiple geographic regions and experience to adequately address the complex requirements of large-scale electric transmission projects. We believe our end market mix and balance of recurring and project-based work provide significant revenue diversification.

Ability to Provide Broad Range of Services in Multiple Territories.   We believe that customers in our end markets are increasingly seeking to improve their efficiencies by contracting with fewer service providers that can rapidly and effectively design, construct and maintain their infrastructure, in some cases across multiple geographic regions. We believe we are one of the few utility infrastructure service providers capable of meeting a broad range of service needs in multiple service territories. We believe these capabilities are particularly advantageous because many of our competitors are small, regional firms.

Strong Reputation for Project Execution and Safety.   Our reputation as a premier service contractor has been built on an excellent performance record of delivering projects on time, on budget and to customer specifications. Most of our operating companies have been building this reputation for decades. Our strong reputation is reflected in our long-standing relationships with many of our major customers. In addition, our safety record has historically been better than industry averages, which provides us with a competitive advantage in bidding for many projects.

Highly Skilled and Flexible Workforce.   We have an experienced and skilled workforce trained to handle technically complex projects, including high-voltage electric power transmission work and specialized subsurface work. In addition, we are generally able to quickly vary the size of our workforce to efficiently staff our projects and to meet the needs of our customers subject to tight labor conditions in some geographic areas and for certain types of work. This provides us with a variable cost structure that permits us to effectively respond to changes in demand for our services. Moreover, our labor force consists of both union and non-union personnel, which enables us to satisfy the varied labor requirements of customers in our end markets.

Financial Strength and Access to Surety Markets.   Financial strength is often an important consideration for customers in selecting service providers. We believe our diverse revenue base, attractive operating margins and strong balance sheet, including our new credit facility with improved terms and increased capacity, contribute to our financial strength, which provides us with an advantage over many of our competitors. In addition, our financial strength, combined with our reputation and experience, improves our access to surety bonding to support our projects.

Experienced Management Team.   We have a strong management team with extensive industry experience. The key members of our senior management team have worked in the utility or contracting industries for most of their careers and average over 22 years of industry experience.

Business Strategy

Capitalize on Favorable Industry Trends in Utility Infrastructure Markets.   We believe we are well positioned to capitalize on increased spending on utility infrastructure and increased outsourcing by customers in our end markets. In particular, we believe that the Energy Act could lead to increasing focus on and investment in electric power transmission infrastructure and that our experience in executing complex large-scale electric transmission projects will enable us to take advantage of opportunities in this market.

Increase Our Market Share.   We intend to leverage our competitive strengths to increase our market share by:

•       gaining a greater share of our existing customers’ spending for the outsourced services we currently provide to them;

•       expanding cross-selling of additional services to our existing customers;

•       obtaining business from new customers in the territories we currently serve; and

•       introducing services to new and existing customers in regions we do not currently serve.

Focus on Specialized Services that Generate High Margins.   We intend to continue to increase our focus on technically complex projects where the specialized capabilities of our highly skilled personnel differentiates us from many of our competitors. For example, turnkey substation services and high voltage transmission systems are among our core competencies. Our expertise in these areas enables us to generate attractive margins while providing high quality and cost effective services for our customers. In addition, we intend to expand our telecommunications services to other cities and acquire or lease dark fiber assets for this purpose where available. We also intend to continue exiting or renegotiating certain contracts in the natural gas industry that do not meet our profitability standards.

Capitalize on Complementary Capabilities of our Operating Units.   In our ICS segment, we actively seek contract opportunities that allow us to utilize the skills, labor or equipment of our individual operating companies rather than outsource work to non-affiliate contractors. For example, our subsidiary M.J. Electric, Inc. is utilizing employees from our InfraSource Transmission Services Company, or ITS, subsidiary to assist in foundation work for an electric utility contract, and we are utilizing our Dashiell Corporation subsidiary to assist in substation engineering and construction work for ITS and M.J. Electric, Inc.

Expand our Dark Fiber Network.   We intend to significantly expand our dark fiber network through organic expansion into additional regions of the country and also through acquisition of fiber assets and businesses which are similar to ours. We signed leases in two new states in the fourth quarter of 2005 and have targeted several other areas for expansion during 2006 and 2007. More than half of our budgeted capital spending for 2006 is targeted at new dark fiber network construction.

Pursue Strategic Acquisitions.   Although we do not consider acquisitions essential to the achievement of our objectives, we intend to evaluate and pursue acquisition opportunities to bolster our presence in select regional markets or to broaden and enhance our service offerings. For example, our acquisitions of ITS in early 2004 and EHV Power Corporation, or EHV, in November 2005 expanded our capabilities to perform large, high-voltage transmission projects and cross-sell other services across a larger territory. Future acquisitions may, among other things, focus on expanding our presence in our ICS segment and acquiring additional dark fiber assets in our TS segment in targeted metropolitan areas.

Risks Related to Our Business and Strategy

Although we believe that focusing on the key areas set forth above will provide us with opportunities to reach our goals, there are a number of risks and uncertainties that may affect our financial and operating performance, including that:

•       our ability to obtain new contracts and the timing of the award and performance of such contracts may result in unpredictable fluctuations in our cash flow and profitability;

•       demand for our services is cyclical and vulnerable to downturns in the industries we serve, which may result in extended periods of low demand for our services;

•       our participation in fixed-price contracts exposes us to declines in profitability and contract losses related to cost overruns;

•       our use of percentage-of-completion accounting could result in a reduction or elimination of previously reported profits;

•       we derive a significant portion of our revenue from a small group of customers, the loss of one or more of which could negatively impact our revenues and profits;

•       difficulty in hiring or retaining key personnel could disrupt our business;

•       engineering, supervisory and craft labor shortages and increased labor costs could negatively affect our ability to compete for new projects;

•       the Energy Act may fail to spur the anticipated increased investment in electric infrastructure, which could slow our growth;

•       seasonal and other variations, including severe weather conditions, may cause significant fluctuations in our cash flows and profitability, which may cause the market price of our common stock to fall in certain periods;

•       our backlog may not be realized or may not result in profits; our customers often have no obligation to assign or release work to us and many of our contracts may be terminated on short notice;

•       project delays or cancellations, including as a result of difficulties in engineering, equipment and material delivery, schedule changes and other factors, may result in additional costs to us, reductions in revenues or the payment of liquidated damages; and

•       if we are not successful in integrating companies that we acquire or have acquired, we may not achieve the expected benefits and our profitability could suffer.

In addition to the preceding risks, you should also consider the risks discussed under “Risk Factors” and elsewhere in, or incorporated by reference in, this prospectus, including the risks discussed in our Annual Report on Form 10-K for the year ended December 31, 2005, our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 and our other periodic filings with the Securities and Exchange Commission (the “SEC”).

Recent Developments

Refinancing of Senior Credit Facility.   On June 30, 2006, we entered into a new Credit Agreement with Bank of America, N.A., as Administrative Agent (the “Credit Agreement”). The Credit Agreement provides for a secured revolving credit facility of $225 million in aggregate commitments. The Credit

Agreement replaces our previous secured credit facility, which included an $85 million revolving credit commitment and $84 million in term loan commitments.

The Credit Agreement provides us with several benefits, including:

•       Lower interest rate.   Initial borrowings under the facility will bear interest rates that are 150 basis points lower than the previous facility.

•       Expanded liquidity.   Our borrowing ability under the Credit Agreement was $116 million as of June 30, 2006, compared to $51 million under the previous facility, giving us greater capacity for expansion.

•       Accordian feature improves flexability.   We have the right to seek additional commitments to increase the aggregate commitments up to $350 million, subject to compliance with applicable covenants.

The Credit Agreement contains customary restrictive covenants, is secured by a pledge of the stock of our subsidiaries, secured by substantially all of our assets, and is guaranteed by the majority of our subsidiary companies. The maturity date of the Credit Agreement is June 30, 2012.

As a result of the entry into the new Credit Agreement and refinancing of the previous credit facilities, we recorded a non-cash charge in the second quarter of 2006 of approximately $4.3 million related to the write-off of deferred financing costs.

Please refer to the complete text of the Credit Agreement and Guaranty, each of which is filed as an exhibit to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 filed with the SEC on August 3, 2006.

Corporate Information

We are a Delaware corporation formed in May 2003 by our principal stockholders to acquire InfraSource Incorporated and certain of its subsidiaries from Exelon Enterprises Company, LLC, or Exelon. InfraSource Incorporated was originally organized in 1999, and between 1999 and January 2001 InfraSource Incorporated acquired its operating subsidiaries. Our principal stockholders are OCM/GFI Power Opportunities Fund, L.P., which is co-managed by Oaktree Capital Management, LLC (“Oaktree”) and GFI Energy Ventures LLC, and OCM Principal Opportunities Fund II, L.P., which is managed by Oaktree. These stockholders are referred to in this prospectus as our “principal stockholders.” Our acquisition of InfraSource Incorporated on September 24, 2003 is referred to as the “Merger.” On May 12, 2004, we completed our initial public offering, or IPO, of 8,500,000 shares of common stock. On March 24, 2006, our principal stockholders and other stockholders completed a secondary underwritten public offering of 13,000,000 shares of our common stock, and on April 12, 2006, sold an additional 1,950,000 shares of our common stock following the exercise, in full, of the underwriters’ over-allotment option to purchase additional shares. As of the date of this prospectus, our principal stockholders hold approximately 27.2% of our common stock. Our principal stockholders will hold approximately 3.5% of our outstanding common stock after giving effect to this offering (no shares if the underwriters’ over-allotment option is exercised in full).

In 2004, we acquired Maslonka & Associates, Inc., which we re-branded as ITS, a high-voltage aerial electric transmission line constructor, and Utili-Trax Contracting Partnerships, LLC, or Utili-Trax, which provides underground and overhead construction services for electric cooperatives and municipal utilities throughout the upper Midwest. We also acquired certain operating companies of EnStructure Corporation, which provide construction services within the utilities and oil and gas markets throughout the Midwestern, Southern and Southeastern regions of the United States. ITS, Utili-Trax and the EnStructure companies are all part of our ICS segment. During 2004, we completed the sale of our telecommunications craft services business, which was part of our TS segment. During 2005, we sold substantially all of the assets of Utility Locate & Mapping Services, Inc. and Electric Services, Inc., which were part of our ICS segment. In November 2005, we acquired EHV, a Canadian company that specializes in splicing of underground high voltage electric transmission cables.

We operate through two business segments. Our principal segment, ICS, provides design, engineering, procurement, construction, testing and maintenance services for utility infrastructure. Our ICS customers include electric power utilities, natural gas utilities, telecommunication customers, government entities and heavy industrial companies, such as petrochemical, processing and refining businesses. Our ICS services are provided by four of our operating units, all of which have been aggregated into one reportable segment due to their similar economic characteristics, customer bases, products and production and distribution methods. Our TS segment, consisting of a single operating unit, leases point-to-point telecommunications infrastructure in select markets and provides design, procurement, construction and maintenance services for telecommunications infrastructure. Our TS customers include communication service providers, large industrial and financial services companies, school districts and other entities with high bandwidth telecommunication needs. Within our TS segment, we are regulated as a public telecommunication utility in various states. We operate in multiple service territories throughout the United States and do not have significant operations or assets in countries outside the United States.

Our principal executive offices are located at 100 West Sixth Street, Media, Pennsylvania 19063. Our telephone number is (610) 480-8000. We maintain a website at www.infrasourceinc.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

The Offering

Issuer	InfraSource Services, Inc.
Common stock offered by the selling stockholders	10,394,520 shares
Underwriters’ option to purchase additional shares from the selling stockholders	1,559,179 shares
Common stock outstanding after this offering	39,996,485 shares
Use of proceeds	We will not receive any of the proceeds from this offering.
New York Stock Exchange symbol	IFS

A portion of the shares of our common stock in this offering is being offered by members of our senior management. See “Principal and Selling Stockholders.”

Except as otherwise indicated, all share information in this prospectus is based on the number of shares outstanding on July 28, 2006:

•       excludes 2,402,827 shares of common stock subject to outstanding stock options with a weighted average exercise price of $9.58 per share;

•       excludes 1,092,317 shares of common stock available for future grant or issuance under our 2004 omnibus stock incentive plan and 2,525,571 shares of common stock available for issuance under our 2004 employee stock purchase plan; and

•       assumes no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial and Other Data

The summary consolidated statements of operations data for the periods January 1, 2003 to September 23, 2003 and May 30, 2003 to December 31, 2003 and for the years ended December 31, 2004 and 2005 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus, which include, with respect to the periods presented below, the results of our predecessor entity, InfraSource Incorporated, for the period January 1, 2003 to September 23, 2003, and our results for the period May 30, 2003 (date of inception) to December 31, 2003 and for the years ended December 31, 2004 and 2005. We had no operating activity prior to the Merger on September 24, 2003.

The summary condensed consolidated statements of operations data for the six months ended June 30, 2005 and June 30, 2006 and the summary condensed consolidated balance sheet data as of June 30, 2006 have been derived from our unaudited condensed consolidated financial statements incorporated by reference in this prospectus and include, in the opinion of management, all adjustments necessary for a fair presentation of our financial position and results of operations for those periods and as of such date. Our results for interim periods are not necessarily indicative of the results to be expected for a full year.

You should read the following financial information together with the information included in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes of InfraSource Services, Inc. incorporated by reference in this prospectus.

	For the Period January 1, to September 23, 2003 (Predecessor entity— InfraSource Incorporated and	For the Period May 30 to December 31,	For the Year Ended December 31,		For the Six Months Ended June 30,
	Subsidiaries)	2003	2004	2005	2005	2006
					(unaudited)
	(in thousands, except for share and per share data)
Consolidated Statements of Operations Data:
Contract revenues	$382,627	$135,196	$642,567	$865,527	$412,300	$475,267
Cost of revenues	339,480	112,586	540,789	761,215	373,194	409,687
Gross profit	43,147	22,610	101,778	104,312	39,106	65,580
Selling, general and administrative expenses	41,407	14,144	63,915	75,320	34,159	46,083
Merger related costs(1)	16,242	—	(228)	218	152	—
Provision (recoveries) for uncollectible accounts	236	178	(299)	156	84	31
Amortization of intangible assets	—	2,600	12,350	4,911	3,310	494
Income (loss) from operations	(14,738)	5,688	26,040	23,707	1,401	18,972
Interest income	1,376	60	572	426	222	409
Interest expense and amortization of debt discount	(27)	(3,966)	(10,178)	(8,157)	(3,703)	(3,793)
Loss on early extinguishment of debt	—	—	(4,444)	—	—	—
Write-off of deferred financing cost	—	—	—	—	—	(4,296)
Other income (expense)	(3,053)	(88)	2,366	6,663	5,015	1,563
Income (loss) before income taxes, discontinued operations and extraordinary item	(16,442)	1,694	14,356	22,639	2,935	12,855
Income tax expense (benefit)	(5,240)	716	5,856	9,709	1,234	5,196
Income (loss) from continuing operations(2)	(11,202)	978	8,500	12,930	1,701	7,659
Income (loss) from discontinued operations, net of tax	(12,316)	281	480	(1,033)	(369)	134
Gain on disposition of discontinued operation, net of tax	—	—	596	1,832	—	—
Income (loss) before extraordinary item(2)	(23,518)	1,259	9,576	13,729	1,332	7,793
Extraordinary item, net of tax of $51	—	76	—	—	—	—
Net income (loss)(2)	$(23,518)	$1,335	$9,576	$13,729	$1,332	$7,793
Basic Income (loss) per common share:
Weighted average basic common shares outstanding	47,585	10,782	35,172	39,129	39,018	39,626
Basic income (loss) per share—continuing operations	$(0.24)	$0.09	$0.24	$0.33	$0.04	$0.19
Basic income (loss) per share—discontinued operations	(0.26)	0.02	0.01	(0.03)	(0.01)	0.01
Basic income per share—gain on disposition of discontinued operation	—	—	0.02	0.05	—	—
Basic income per share—extraordinary item	—	0.01	—	—	—	—
	$(0.50)	$0.12	$0.27	$0.35	$0.03	$0.20
Diluted Income (loss) per common share:
Weighted average diluted common shares outstanding	47,585	11,031	36,139	39,943	39,801	40,242
Diluted income (loss) per share—continuing operations	$(0.24)	$0.09	$0.23	$0.32	$0.04	$0.19
Diluted income (loss) per share—discontinued operations	(0.26)	0.02	0.01	(0.03)	(0.01)	—
Diluted income per share—gain on disposition of discontinued operation	—	—	0.02	0.05	—	—
Diluted income per share—extraordinary item	—	0.01	—	—	—	—
	$(0.50)	$0.12	$0.26	$0.34	$0.03	$0.19

	For the Period January 1, to September 23, 2003 (Predecessor entity— InfraSource Incorporated and	For the Period May 30 to December 31,	For the Year Ended December 31,		For the Six Months Ended June 30,
	Subsidiaries)	2003	2004	2005	2005	2006
					(unaudited)
	(in thousands)
Other financial data
Net cash provided by (used in):
Operating activities from continuing operations	$17,752	$(2,452)	$20,374	$19,406	$(27,626)	$30,993
Investing activities from continuing operations	(12,459)	(210,366)	(56,277)	(16,453)	(8,152)	(27,155)
Financing activities from continuing operations	(10,188)	224,831	45,112	111	18,552	(7,642)
Depreciation and amortization	20,917	7,902	37,179	32,572	16,907	14,158
Capital expenditures, net of disposals	(12,459)	(2,500)	(21,676)	(25,145)	(13,114)	(16,590)
EBITA as adjusted (a non-GAAP financial measure)(2)(3)	7,106	11,985	43,185	32,207	5,941	23,591
EBITDA as adjusted (a non-GAAP financial measure)(2)(3)	28,023	17,287	68,014	59,868	19,538	37,255

As of June 30, 2006
(unaudited) (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$20,491
Working capital	120,722
Total assets	568,544
Total debt	75,074
Total shareholders’ equity	314,143

(1)          Represents fees and expenses related to the Merger, including severance and retention costs and professional service fees.

(2)          For the six months ended June 30, 2005 and the year ended December 31, 2005 amounts include a $8.5 million and a $10.1 million loss, respectively, after giving effect to assumed claims collections, relating to one of our underground utility construction projects. For the six months ended June 30, 2006, amounts include a $5.0 million loss, after giving effect to assumed claims collections, and a reversal of $1.6 million of income previously recognized relating to one or our electric transmission projects.

(3)          We believe investors’ understanding of our operating performance is enhanced by disclosing the following non-GAAP financial measures:

•        EBITA from continuing operations before extraordinary items, net (“EBITA from continuing operations”), which we define as net income before discontinued operations, income tax expense, interest expense, interest income and amortization;

•        EBITA from continuing operations, as adjusted (“EBITA as adjusted”), which we define as EBITA from continuing operations, adjusted for certain significant items that, in management’s opinion, are not indicative of our core operating performance;

•        EBITDA from continuing operations before extraordinary items, net (“EBITDA from continuing operations”), which we define as EBITA from continuing operations before depreciation; and

•        EBITDA from continuing operations, as adjusted (“EBITDA as adjusted”), which we define as EBITA, as adjusted before depreciation.

The significant non-core items for the periods shown and the reasons we adjust for them are discussed in more detail in the table and associated footnotes below. We believe it is helpful to facilitate an understanding of our business to assess the effects of these items on our results of operations in order to evaluate our performance from period to period on a more consistent basis. This presentation should not be construed as an indication that similar charges will not recur or that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

A reconciliation of EBITA from continuing operations, EBITA as adjusted, EBITDA from continuing operations and EBITDA as adjusted to net income (loss), the most directly comparable GAAP performance measure, is provided below:

	For the Period January 1 to September 23, 2003 (Predecessor entity InfraSource Incorporated and	For the Period May 30 to December 31,	For the Year Ended December 31,		For the Six Months Ended June 30,
	Subsidiaries)	2003	2004	2005	2005	2006
					(unaudited)
	(in thousands)
Net income (loss) (GAAP)	$(23,518)	$1,335	$9,576	$13,729	$1,332	$7,793
Extraordinary item, net of tax	—	(76)	—	—	—	—
(Gain) on disposition of discontinued operations, net of tax	—	—	(596)	(1,832)	—	—
Loss (income) from discontinued operations, net of tax	12,316	(281)	(480)	1,033	369	(134)
Income tax expense (benefit)	(5,240)	716	5,856	9,709	1,234	5,196
Interest expense and amortization of debt discount	27	3,966	10,178	8,157	3,703	3,793
Interest income	(1,376)	(60)	(572)	(426)	(222)	(409)
Amortization of intangible assets	—	2,600	12,350	4,911	3,310	494
EBITA from continuing operations (a non-GAAP financial measure)(a)	(17,791)	8,200	36,312	35,281	9,726	16,733
Insurance reserve adjustment(b)	8,655	—	—	—	—	—
Merger related expenses(c)	16,242	—	—	—	—	—
Litigation judgment and related costs(d)	—	3,785	—	(3,785)	(3,785)	—
IPO and secondary related expenses(e)	—	—	2,429	—	—	737
Loss on early extinguishment of debt(f)	—	—	4,444	—	—	—
Write-off of deferred financing costs(g)	—	—	—	—	—	4,296
Stock compensation expenses(h)	—	—	—	711	—	1,825
EBITA as adjusted (a non-GAAP financial measure)(a)	$7,106	$11,985	$43,185	$32,207	$5,941	$23,591
Depreciation	20,917	5,302	24,829	27,661	13,597	13,664
EBITDA from continuing operations (a non-GAAP financial measure)(a)	3,126	13,502	61,141	62,942	23,323	30,397
EBITDA as adjusted (a non-GAAP financial measure)(a)	$28,023	$17,287	$68,014	$59,868	$19,538	$37,255

(a)           We present these non-GAAP financial measures primarily as supplemental performance measures because we believe they facilitate operating performance comparisons from period to period and company to company as they exclude certain items that we believe are not representative of our core operations. In addition, we believe that these measures are used by financial analysts as measures of our financial performance and that of other companies in our industry. Because EBITA from continuing operations, EBITDA from continuing operations, EBITA as adjusted and EBITDA as adjusted facilitate internal comparisons of our historical financial position and operating performance on a more consistent basis, we also use these measures for business planning and analysis purposes, in measuring our performance relative to that of our competitors and/or in evaluating acquisition opportunities. In addition, we use certain of these measures in establishing incentive compensation goals and/or determining compliance with covenants in our senior credit facility. We use EBITA from continuing operations and EBITA as adjusted in addition to our other non-GAAP measures because they include all aspects of our equipment charges, including both operating leases and depreciation from owned equipment. We believe these are important measures for analyzing our performance because they eliminate the variation related to lease versus purchase decisions on capital equipment. Because EBITA from continuing operations, EBITDA from continuing operations, EBITA as adjusted and EBITDA as adjusted have limitations as analytical tools, you should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•   these measures do not reflect our cash expenditures for capital purchases or contractual commitments;

•   although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these measures do not reflect cash requirements for such replacements;

•   these measures do not reflect the non-cash costs of our stock-based compensation plans, which are an on-going component of our executive compensation program;

•   these measures do not reflect changes in, or cash requirements necessary to service interest or principal payments on, our indebtedness;

•   EBITA as adjusted and EBITDA as adjusted do not necessarily reflect adjustments for all earnings or charges resulting from matters that we may consider not to be indicative of our core operations; and

•   other companies, including companies in our industry, may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

(b)    In September 2003, in connection with the Merger and as a result of the separation of our company from Exelon, we had a new actuarial analysis performed to assist us in estimating our self-insurance accruals as a stand-alone entity. As a result of this revised analysis and an increase in data available for loss history, we revised our estimate and increased our insurance reserve by $8.7 million for losses attributable to periods prior to 2003.

(c)            In connection with the Merger, we incurred $16.2 million of expenses in 2003, including severance and retention costs and professional service fees.

(d)          We recognized a $3.8 million charge for an adverse litigation judgment entered in January 2004 related to a proposed 1999 acquisition. In March 2005, the court reversed the $3.8 million judgment against us, and we reversed the $3.8 million charge at that time. In April 2005, the plaintiff filed a petition for review and reversal, which was denied on September 19, 2005.

(e)           In 2004, we incurred expenses related to our initial public offering, primarily for audit and legal fees. In 2006, we incurred similar expenses relating to the secondary underwritten public offering that our principal stockholders and other stockholders completed earlier this year. We do not expect to recognize similar expenses relating to this offering because our principal stockholders have agreed to pay, pro rata based on the number of shares sold, the expenses incurred by us in connection with this offering.

(f)             In the second quarter of 2004, concurrent with the closing of our 2004 initial public offering, we extinguished early our $30.0 million subordinated note to Exelon and recorded a loss in the amount of $5.5 million. In the fourth quarter of 2004, we recorded a $1.1 million reduction to loss on early extinguishment of debt expense for accrued interest that was forgiven pursuant to our arrangement with Exelon.

(g)    In the second quarter of 2006, we refinanced our existing credit facility which resulted in a $4.3 million charge for the write-off of deferred financing costs.

(h)    The amortization for restricted stock grants was $218,000 for the six months ended June 30, 2006. In addition, in 2006, stock based compensation expense was recognized for the first time under SFAS 123R relating to the vesting of stock options and expenses related to our Employee Stock Purchase Plan. These expenses will continue to vary from period to period based on the amount and timing of grants. Management believes it is useful to consider our operating performance before the impact of these non-cash expenses. We intend to continue to adjust for these charges in our future non-GAAP presentations.

RISK FACTORS

Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus and incorporated herein by reference. The following risks and the risks described elsewhere in, or incorporated by reference in, this prospectus, including in Item 1A and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, could materially harm our business, financial condition, future results and cash flow. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Relating to Our Business and Industry

Our ability to obtain new contracts and the timing of the award and performance of any such contracts may result in unpredictable fluctuations in our cash flow and profitability.

A substantial portion of our revenues is derived from project-based work. It is generally very difficult to predict whether and when we will be awarded contracts for significant projects, resulting in unpredictability in our cash flow and profitability. We expect to have a higher percentage of revenues from large-scale projects going forward, further exacerbating the unpredictability of our operating results.

In certain circumstances, customers require us to provide credit enhancements, including surety bonds, letters of credit and, in rare instances, cash collateral, which we may be unable to satisfactorily obtain or provide, placing us at a competitive disadvantage compared to providers with more liquidity. In addition, to the extent such credit enhancements are provided, our liquidity could be significantly reduced, which may negatively impact our ability to secure additional contracts.

Even if we are awarded contracts, we face additional risks that could affect whether, or when, work will begin. For example, some of our contracts are subject to financing and other contingencies that may delay or result in termination of projects. The uncertainty of the timing of contract awards and work release can also present difficulties in matching workforce size with contract needs. In some cases, we maintain and bear the cost of a ready workforce that is larger than necessary in anticipation of future workforce needs for expected contract awards. If an expected contract award or the related work release is delayed or not received, we could incur substantial costs without receipt of any corresponding revenues. Delays by our customers in obtaining required approvals for their infrastructure projects may delay their awarding contracts for those projects and, once awarded, the ability to commence construction under those contracts.

Demand for our services is cyclical and vulnerable to downturns in the industries we serve, which may result in extended periods of low demand for our services.

The demand for infrastructure services in the industries we serve has been, and will likely continue to be, cyclical in nature and vulnerable to downturns in the industries we serve or the U.S. economy in general. A number of other factors, including financial conditions in the industries we serve, could adversely affect our customers and their ability or willingness to fund capital expenditures in the future. For example, we have experienced reductions in our revenues from independent power producers since 2003, which reflect the significant decline in construction activity and new construction awards for power generation projects. The demand for our services to natural gas distribution customers is affected by the level of industrial, commercial and residential construction in the geographic areas we serve. For example, the recent downturn in new housing construction in certain regions has had a negative impact on demand from some of our natural gas distribution customers. In addition, our petrochemical customers’ demand has recently been restrained by the impact of high natural gas prices. We are also dependent on the amount of infrastructure services that our customers outsource. During downturns in the economy, our customers may determine to outsource fewer projects resulting in decreased demand for our services. In addition, the historical trend toward outsourcing of infrastructure services may not continue as we expect. As a result, demand for our services could decline substantially for extended periods, particularly during economic downturns, which could decrease our revenues, margins, profits and cash flows.

Our participation in fixed-price contracts exposes us to declines in profitability and contract losses related to cost overruns.

We currently generate, and expect to continue to generate, approximately 50% of our revenues under fixed-price contracts. Under fixed-price contracts, we agree to perform the entire project for a fixed price on an agreed upon schedule. We may be unable to recover any cost overruns above the approved contract price. For example, in the past, we have experienced delays and additional costs from severe weather conditions and the required replacement of third-party defective materials, which we were unable to recover. In the second quarter of 2006, we recorded a $5.0 million loss, after giving effect to assumed claims collections, and a reversal of $1.6 million of income previously recognized relating to one or our electric transmission projects. This loss was attributable primarily to lower than expected productivity due to ineffective supervision, insufficient access to experienced labor, supplier issues and extremely hot weather. In the second quarter of 2005, we recorded an $8.5 million loss, which subsequently increased to $10.2 million, after giving effect to assumed claims collections, on one of our fixed-price underground utility construction projects. This loss resulted from lower than expected productivity, higher materials costs and unforeseen delays and was also partially a result of a failure to accurately estimate project costs during the bidding phase. These and other factors, such as increased fuel and labor costs, could adversely affect our profitability on fixed price contracts.

The claims resolution process is often lengthy, can require legal action to conclude and the ultimate amount to be collected is difficult to estimate. Our actual revenue and profit for any particular project will usually differ from those we originally estimated and could result in reduced profitability or losses on the project. Our acquisition of ITS has resulted in an increase in the proportion of our fixed-price contracts, as most of ITS’s business is performed on a fixed-price basis. We expect that our mix of work will tend to increase the proportion of our fixed-price contracts.

Our use of percentage-of-completion accounting on fixed-price contracts requires us to record the entire expected loss from a contract during the quarter in which we determine the contract to be a loss contract and could result in a reduction or elimination of previously reported profits and significant fluctuations in our results.

As more fully discussed in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Critical Accounting Policies and Estimates” and in the notes to our consolidated financial statements, all of which are incorporated by reference in this prospectus, a significant portion of our revenues are recognized on a percentage-of-completion method of accounting, using primarily the cost-to-cost method. This method is used because management considers expended costs to be the best available measure of progress on our fixed-price contracts. The percentage-of-completion accounting practice we use results in our recognizing contract revenues and earnings over the contract term in proportion to our incurrence of contract costs. The earnings or losses recognized on individual contracts are based on estimates of contract revenues, costs and profitability. Although we update these estimates regularly, they are inherently uncertain, and our ultimate profitability on a contract is usually not known until completion. Estimated contract losses for the full term of the contract are recognized when determined, regardless of where we are in the contract cycle, and contract profit estimates are adjusted based on ongoing reviews of contract profitability.

During a period in which a loss on a contract is first recognized, or in a period when expected profits become lower than previously recorded profits, income recorded on that contract in prior periods is reversed to the extent necessary to give effect to the current estimate. This could cause the profit or loss contribution from any given contract to fluctuate significantly from quarter to quarter. For example, in the second quarter of 2006, we recorded a loss on a project of approximately $5.0 million, after giving effect to assumed claims collections, and also reversed approximately $1.6 million of income recorded in the prior three quarters with respect to that project. Further, we recognized a loss of $8.5 million during the second quarter of 2005 which subsequently increased to $10.2 million, after giving effect to assumed claims collections, for a project that began in January 2005 and was substantially completed in November 2005. For any estimated contract loss, the actual final loss is generally based on the amount of claims we submit to, and successfully collect from the customer. Therefore, our ultimate loss may exceed our estimates. We record revenue up to costs incurred on claims and unapproved change orders when we believe recovery is probable and the amounts can be reasonably estimated. Profit related to those costs is recorded in the period such amounts are agreed to with the customer. The timing and amount of actual collection of claims and unapproved change orders could differ from estimates, could take longer than anticipated and could result in a reduction or elimination of previously recognized earnings. In certain circumstances, it is possible that such adjustments could be significant. As of June 30, 2006, we had $5.7 million of unrecovered contract claims booked on our balance sheet under “Costs and estimated earnings in excess of billings.” Claims settlements less than the $5.7 million balance would result in a reduction of our profits.

Further, a substantial portion of our contracts contain performance-related provisions, including liquidated damages provisions. Such provisions may further increase our period-to-period volatility. For example, we received a performance bonus on certain projects during the first half of 2006, compared to performance-related concessions during 2005. Incentives and penalties are recorded when known or finalized, which is generally during the latter stages of the contract.

We derive a significant portion of our revenue from a small group of customers. The loss of one or more of these customers could negatively impact our revenues.

Our top ten customers accounted for approximately 46%, 45% and 47% of our revenues for the years ended December 31, 2004 and 2005 and the six months ended June 30, 2006, respectively, which includes work performed for those customers as a subcontractor through others. Revenues from Exelon accounted for 17%, 18% and 17% of our revenues for the years ended December 31, 2004 and 2005 and the six months ended June 30, 2006, respectively. In September 2003, we entered into a volume agreement with Exelon, pursuant to which Exelon committed to provide us with a level of work roughly equivalent to the amount of work which we would have received through 2006 if 2003 work levels remained constant. The actual volume of work received from Exelon under the volume agreement has been significantly higher than 2003 levels; therefore, the volume requirements set forth in the volume agreement were satisfied in the fourth quarter of 2005. We may be unable to sustain our volume of business with Exelon without the benefit of the volume agreement. Exelon has recently indicated its intent to curtail expenditures to a level below that sustained in recent years. Exelon has also begun to modify its contracting practices and is seeking alternative commercial arrangements with suppliers like us, including increased use of competitive bidding on certain projects. If we lose significant customers and are not able to replace them, or if they reduce their volume of work from us, we could sustain decreased revenues, margins and profits.

Our inability to hire or retain key personnel could disrupt our business.

We depend on the continued efforts of our executive officers and other members of our senior management, including management at each of our subsidiaries. We cannot be certain that any individual will continue in such capacity for any particular period of time. Industry-wide competition for managerial talent has increased and the loss of one or more of our key employees could have an adverse effect on our business. The loss of key personnel, or the inability to hire and retain qualified employees, could negatively impact our ability to manage our business. We generally do not carry key-person life insurance on our employees.

Skilled labor shortages and increased labor costs could negatively affect our ability to compete for new projects and our performance.

We have from time-to-time experienced shortages of certain types of qualified personnel. For example, there is a shortage of engineers and linemen capable of working on and supervising the construction of high-voltage electric lines and substations. This shortage can be exacerbated during periods of storm restoration work. Linemen are frequently recruited across geographic regions to satisfy demand, including for storm response work. The supply of experienced engineers, linemen and supervisors may not be sufficient to meet current or expected demand. Further, we may not be able to allocate or hire sufficient project managers for new electric power transmission projects. The commencement of new, large-scale infrastructure projects or increased demand for infrastructure improvements as well as the aging utility workforce further depletes the pool of skilled labor available to us, even if we are not awarded such projects. As a result, we are bidding selectively in all of our business units. We have recently declined to bid on certain projects that we could not staff adequately with experienced engineers, and in the future we may not be able to maintain an adequate skilled labor force necessary to operate efficiently or to pursue new projects we consider attractive. Furthermore, the limited supply of skilled labor has negatively impacted, and in the future may continue to negatively impact, the productivity and profitability of certain of our projects.

The Energy Act may fail to spur the anticipated increased investment in electric infrastructure, which could slow our growth.

Implementation of the Energy Act is still subject to considerable fiscal and regulatory uncertainty. Many of the regulations implementing the components of the bill have not been finalized and many others have only recently been finalized, and the effect of these regulations is accordingly still uncertain. As a result, the legislation may not increase spending on electric power transmission infrastructure in a manner that will increase demand for our services. In addition, the timing of any new infrastructure investments remains uncertain. Continued uncertainty regarding the implementation and impact of the Energy Act may result in slower growth in demand for our services.

Seasonal and other variations, including severe weather conditions, may cause significant fluctuations in our cash flows and profitability, which may cause the market price of our common stock to fall in certain periods.

A significant portion of our business is performed outdoors, subjecting our results of operations to seasonal variations. Less work is performed by us in the winter months, and work is hindered during other inclement weather events. Our profitability often decreases during the winter months and during severe weather conditions because work performed during these periods is more costly to complete. Our working capital needs are influenced by the seasonality of our business. Generally, we experience a need for additional working capital during the spring when we increase our level of outdoor construction in weather-affected regions of the country, and we convert working capital assets to cash during the winter months. In addition, during periods of peak electricity demand, utilities generally are unable to remove their electric power transmission and distribution equipment from service, decreasing the demand for our maintenance services during these periods. Significant disruptions in our ability to perform services because of these factors could have a material adverse effect on our cash flows and results of operations.

Our backlog may not be realized or may not result in profits. Our customers often have no obligation to assign or release work to us and many of our contracts may be terminated on short notice.

Our backlog may not be realized as revenue or, if realized, may not result in profits. Backlog is often difficult to determine with certainty. In addition, the backlog we obtain in connection with any companies we acquire may not be as large as we believed or may not result in the revenue we expected. Reductions in backlog due to cancellation by a customer or for other reasons could significantly reduce the revenue and profit we actually receive from contracts included in backlog. In the event of a project cancellation, we may be reimbursed for certain costs but typically have no contractual right to the total revenues reflected in our backlog. In addition, projects may remain in our backlog for extended periods of time. We cannot assure you as to our customers’ requirements or our estimates.

Certain of our customers assign work to us under master service agreements, or MSAs. Under these arrangements, our customers generally have no obligation to assign work to us. Most of our contracts, including our MSAs, may be terminated by our customers on short notice, typically 30 to 90 days, sometimes less, or may be negatively impacted by the utilities’ inability to recover their costs in the rates they are authorized to charge their customers. Moreover, our reported backlog includes estimated work to be performed under these agreements. Our backlog may not be realized as revenues if these contracts are cancelled. In addition, many of our contracts, including our MSAs, are open to competitive bidding at the expiration of their terms. As a result, we have been displaced on contracts by competitors from time to time. Our revenues could materially decline if our customers do not assign work to us or if they cancel a significant number of contracts and we cannot replace them with similar contracts.

Project delays or cancellations may result in additional costs to us, reductions in revenues or the payment of liquidated damages.

In certain circumstances, we guarantee project completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any of these schedules or performance requirements could result in additional costs or penalties, including liquidated damages, and these amounts could exceed expected project profit margins. Many of our projects involve challenging engineering, procurement and construction phases that may occur over extended time periods, sometimes up to two years. We may encounter difficulties in engineering, equipment and material delivery, schedule changes, weather-related delays and other factors, some of which are beyond our control, that impact our ability to complete the project in accordance with the original delivery schedule. For example, the recent increase in demand for transmission services has strained production resources, creating significant lead times for obtaining transmission towers and poles. As a result, our electric transmission project revenues could be significantly reduced or delayed due to the difficulty we or our customers may experience in obtaining required materials. In addition, we occasionally contract with third-party subcontractors to assist us with the completion of contracts. Any delay by suppliers or by subcontractors in the completion of their portion of the project, or any failure by a subcontractor to satisfactorily complete its portion of the project may result in delays in the overall progress of the project or may cause us to incur additional costs, or both. We also may encounter project delays due to local public opposition against the siting of transmission lines or other facilities, which may include injunctive actions as well as public protests. For example, the construction of the Arrowhead to Weston transmission line project between Minnesota and Wisconsin was delayed for several years due to such factors.

Delays and additional costs may be substantial and, in some cases, we may be required to compensate the project customer for these delays. We may not be able to recover all of these costs. In extreme cases, the above-mentioned factors could cause project cancellations, and we may not be able to replace such projects with similar projects or at all. Such delays or cancellations may impact our reputation or our relationships with customers, making it more difficult for us to secure new contracts.

In addition, our project contracts may require that our customers or other parties provide us with design or engineering information or with equipment or materials to be used on a project. In some cases, we may be provided with deficient design or engineering information or equipment or provided with information or equipment later than required by the project schedule. Our customers may also determine, after commencement of the project, to change various elements of the project. Under these circumstances, we generally negotiate with the customer with respect to the amount of additional time required and the compensation to be paid to us. We are subject to the risk that we may be unable to obtain, through negotiation, arbitration, litigation or otherwise, adequate amounts to compensate us for the additional work or expenses incurred by us due to customer-requested change orders or failure by the customer to timely deliver items, such as engineering drawings or materials, required to be provided by the customer. A failure to obtain adequate compensation for these matters could require us to record a reduction to amounts of revenue and gross profit that were recognized in prior periods under the percentage-of-completion accounting method. Any such adjustments could be substantial.

Provisions of our credit facility restrict our business operations and may restrict our access to sufficient funding, including letters of credit, to finance desired growth.

We have a credit facility with a group of financial institutions secured by substantially all of our assets. The credit facility contains customary events of default and covenants that limit us from taking certain actions without obtaining the consent of the lenders. In addition, our credit facility requires us to achieve certain financial ratios as described in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006. These restrictions and covenants may limit our ability to respond to changing business and economic conditions and we may be prevented from engaging in transactions that might otherwise be considered beneficial to us, including strategic acquisitions. Covenants in our credit facility also restrict our ability to incur indebtedness, subject to certain exceptions, including domestic intercompany indebtedness, guarantee obligations incurred in the ordinary course of business, up to $20.0 million of secured indebtedness incurred to acquire fixed or capital assets, indebtedness with respect to performance bonds, letters of credit and similar obligations incurred in the ordinary course of business, and up to $40.0 million of additional indebtedness. We had $116.0 million of availability under the revolving credit portion of our credit facility as of June 30, 2006 (after giving effect to $34.0 million of outstanding letters of credit under the credit facility at that date). In the future, we may require substantial additional working capital to fund our growth. However, there is no assurance that we will be able expand availability under our credit agreement or obtain other sources of liquidity in a timely manner, at favorable cost or at all.

A breach of our credit facility, including our inability to comply with the required financial ratios, could result in an event of default. Upon an event of default under our credit facility, the lenders would be entitled to accelerate the repayment of amounts outstanding, plus accrued and unpaid interest. Moreover, the lenders would have the option to terminate any obligation to make further extensions of credit under our credit facility. Upon the event of a default under any of our secured indebtedness, including our credit facility which is secured by substantially all of our assets, the lenders could proceed to foreclose against the assets securing such obligations. In the event of a foreclosure on all or substantially all of our assets, we may not be able to continue to operate as a going concern.

We are subject to acquisition risks. If we are not successful in integrating companies that we acquire or have acquired, we may not achieve the expected benefits and our profitability could suffer. In addition, the cost of evaluating and pursuing acquisitions may not result in a corresponding benefit.

One of our business strategies is to pursue strategic acquisitions. We completed several acquisitions during 2004 and 2005 and continue to consider strategic acquisitions now and plan to in the future, some of which may be larger than those previously completed and could be material acquisitions. Integrating acquisitions is often costly, and delays or other operational or financial problems may result that interfere with our operations. In addition, our operating subsidiaries have generally maintained their own procedures and operating systems, which make it more difficult for us to evaluate and integrate systems and controls on a reliable company-wide basis. If we fail to implement proper overall business controls for companies we acquire or fail to successfully integrate these acquired companies in our processes, our financial condition and results of operations could be adversely affected. In addition, it is possible that we may incur significant expenses in the evaluation and pursuit of potential acquisitions and that such acquisitions may not be successfully completed. In these events, we may incur substantial costs without any corresponding benefit. For example, during 2005 we incurred a $1.6 million charge related to due diligence costs for an acquisition that we chose not to complete. Other risks inherent in our acquisition strategy include diversion of management’s attention and resources, failure to retain key personnel and risks associated with unanticipated events or liabilities. In addition, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” we are required to test goodwill for impairment at least annually, or more frequently if events or circumstances exist which indicate that goodwill may be impaired. As a result of changes in circumstances after valuing assets in connection with acquisitions, we may be required to take writedowns of intangible assets, including goodwill, which could be significant.

We cannot be certain of the future effectiveness of our internal controls over financial reporting or the impact thereof on our operations or the market price of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include in our annual reports on Form 10-K our assessment of the effectiveness of our internal controls over financial reporting. We cannot assure you that our system of internal controls will be effective in the future as our operations and control environment change. If we cannot adequately maintain the effectiveness of our internal controls over financial reporting, our financial reporting may be inaccurate. If reporting errors actually occur, we could be subject to sanctions or investigation by regulatory authorities, such as the SEC. These results could adversely affect our financial results or the market price of our common stock.

We are implementing a company-wide Enterprise Resource Planning system which could disrupt our day-to-day operations temporarily.

We are implementing a company-wide information technology system or Enterprise Resource Planning (“ERP”) system. The ERP system is intended to replace disparate individual information systems at our operating subsidiaries for functions such as accounting and finance, human resources and customer relationships with a common, uniform information system. Implementation of an ERP system will require substantial financial and personnel resources. While the ERP system is intended to improve and enhance our information systems, large scale implementation of new information systems across all of our operating companies exposes us to the risks of start up of the new system and integration of that system with our existing systems and processes, including possible disruption of our financial reporting. In addition, if we fail to implement the ERP system or fail to implement the ERP system successfully, we will have to continue to rely on the disparate information systems at our operating subsidiaries.

A significant portion of our business depends on our ability to obtain surety bonds. We may be unable to compete for or work on certain projects if we are not able to obtain the necessary surety bonds.

Surety market conditions are currently difficult as a result of significant recent losses incurred by many sureties, both in the construction industry as well as in certain larger corporate bankruptcies. As a result, less bonding capacity is available in the market and terms have become more expensive and restrictive. We are required to post letters of credit to support our surety bond program. Further, under standard terms in the surety market, sureties issue bonds on a project-by-project basis and can decline to issue bonds at any time. Historically, approximately 10% to 20% of our annual volume of business, including a number of our fixed-price contracts, has required bonds. These percentages may increase depending on our mix of contracts. Current or future market conditions, as well as changes in our surety’s assessment of our operating and financial risk, could cause our surety provider to decline to issue, or substantially reduce the amount of, bonds for our work and could increase our bonding costs. These actions can be taken on short notice. If our surety provider were to limit or eliminate our access to bonding, our alternatives include seeking bonding capacity from other sureties, finding more business that does not require bonds and posting other forms of collateral for project performance, such as letters of credit or cash. We may be unable to provide these alternatives in a timely manner, on acceptable terms or at all. Accordingly, if we were to experience an interruption or reduction in the availability of bonding capacity, we may be unable to compete for or work on certain projects.

Higher fuel prices and material costs may increase our cost of doing business, and we may not be able to pass those added costs to our customers.

Our spending on fuel has increased significantly over the last 12 months. Under our fixed-price contracts, we are limited in our ability to pass these higher fuel costs to our customers. In addition, even if we are able to incorporate the higher cost of fuel and materials into new project contracts, higher overall project costs may depress the market for large-scale infrastructure projects. Therefore, higher fuel and material costs may directly or indirectly negatively impact our financial condition and results of operations.

We are subject to the risks associated with being a government contractor.

We are from time to time a provider of services to government agencies, primarily the DOE’s federal power marketing agencies, such as our recently completed contract with the Bonneville Power Administration. Therefore, we are exposed to the risks associated with government contracting. For example, a reduction in spending by government agencies could limit the continued funding of existing contracts with these agencies and could limit our ability to obtain additional contracts, which could result in lower revenues from these customers. The risks of government contracting also include the risk of civil and criminal fines and penalties for violations of applicable regulations and statutes and the risk of public scrutiny of our performance on high profile sites. For example, there is a pending investigation by the Department of Labor with respect to employee pay and work hours in connection with one of our electric transmission projects. In addition, our failure to comply with the terms of one or more of our government contracts, other government agreements or government regulations and statutes could result in our being suspended or barred from future government contract projects for a significant period of time.

In addition, government customers typically can terminate or modify their contracts with us at their convenience, and some of these government contracts are subject to renewal or extension annually. If a government customer terminates a contract or fails to renew or extend a contract, our backlog or revenue may be reduced or we may incur a loss, either of which could impair our financial condition and operating results. A termination due to our unsatisfactory performance could expose us to liability and adversely affect our ability to compete for future contracts and orders. In cases where we are a subcontractor, the prime contract could be terminated, regardless of the quality of our services as a subcontractor or our relationship with the relevant government agency. Our government customers can also reduce the value of existing contracts, issue modifications to a contract and control and potentially prohibit the export of our services and associated materials.

Our projects are subject to numerous hazards. If we do not maintain an adequate safety record, we may be ineligible to bid on certain projects, could be terminated from existing projects and could have difficulty procuring adequate insurance.

Hazards experienced as a result of our activities include electrocutions, fires, natural gas explosions, mechanical failure, transportation accidents and damage to equipment we work on. These hazards can cause and have caused personal injury and loss of life, severe damage to or destruction of property and equipment and other consequential damages, including blackouts, and may result in suspension of operations, large damage claims, and, in extreme cases, criminal liability. At any given time, we are subject to multiple workers’ compensation and personal injury claims resulting from such hazards or other workplace accidents. We maintain substantial loss accruals for workers’ compensation claims. Our insurance does not cover all types or amounts of liabilities. Our third-party insurance is subject to large deductibles for which we establish reserves and, accordingly, we effectively self-insure for much of our exposures. In addition, for a variety of reasons such as increases in claims, a weak economy, projected significant increases in medical costs and wages, lost compensation and reductions in coverage, insurance carriers may be unwilling to provide the current levels of coverage without a significant increase in collateral requirements to cover our deductible obligations. We may not be able to maintain adequate insurance at reasonable rates or meet collateral requirements. Further, regulatory changes implemented by the Occupational Safety and Health Administration (“OSHA”) could impose additional costs on us. Our safety record is an important consideration for our customers. If serious accidents or fatalities occur or our safety record were to deteriorate, we may be ineligible to bid on certain projects and could be terminated from existing projects. In addition, our reputation and our prospects for future projects could be negatively affected. The OSHA recordable rate of one of our transmission construction subsidiaries has historically been higher than the industry average. If we cannot improve on this subsidiary’s safety record, we may not be able to bid successfully on future projects. As is common in our industry, we regularly have been and will continue to be subject to claims by employees, customers and third parties for property damage and personal injuries.

Our unionized workforce could cause interruptions in our provision of services. In addition, we contribute to multiemployer plans that could result in liabilities to us if these plans are terminated or we withdraw.

A significant percentage of our workforce is covered by collective bargaining agreements. Strikes or work stoppages could occur that would adversely impact our relationships with our customers and our ability to conduct our business. Alternatively, our non-union workforce could be disrupted by union organizing activities and similar actions.

We contribute to several multiemployer pension plans for employees covered by collective bargaining agreements. These plans are not administered by us, and contributions are determined in accordance with provisions of negotiated labor contracts. The Employee Retirement Income Security Act of 1974, or ERISA, as amended by the Multiemployer Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to a multiemployer plan in the event of the employer’s withdrawal from, or upon termination of, such plan. We do not have information on the net assets and actuarial present value of the multiemployer pension plans’ unfunded vested benefits allocable to us, if any, or the amounts, if any, for which we may be contingently liable if we were to withdraw from any of these plans.

Changes in, or interpretations of, existing state or federal telecommunications regulations or new regulations could adversely affect us.

Many of our telecommunications customers benefit from the Universal Service “E-rate” program, which was established by Congress in the 1996 Telecommunications Act and is administered by the Universal Service Administrative Company, or USAC, under the oversight of the Federal Communications Commission, or FCC. To remain eligible to provide services under this program in any state, we must maintain our telecommunications authorizations in that state. Under the E-rate program, schools, libraries and certain health-care facilities may receive subsidies for certain approved telecommunications services, internet access, and internal connections. From time to time, bills have been introduced in Congress that would eliminate or curtail the E-rate program. If such a bill were passed, or if the FCC or USAC were to further limit E-rate subsidies, it could result in a decrease in the demand for our telecommunications infrastructure services by certain customers.

The telecommunications services that we provide are subject to regulation by the FCC to the extent that they are interstate telecommunications services and, when wholly within a particular state, are subject to regulation by such state. We currently contribute to state, but not federal, universal service funds for the majority of our telecommunications services. Changes in federal or state regulations could reduce the profitability of our telecommunications business. We could also be subject to fines if the FCC or a state regulatory agency were to determine that any of our activities or positions violated its regulations.

One of our subsidiaries which is licensed, but not conducting business, is regulated by a state public utility commission that requires approval prior to the sale of shares by our principal stockholders which approval has not been obtained. We intend to seek  such approval at such time, if any, when we expect to begin operations in the applicable state. We do not believe that our failure to obtain such approval prior to the consummation of this offering will have material consequences to us, but there can be no assurance that it will not.

Newly adopted accounting regulations require us to expense stock options, which could cause our stock price to decline.

We recently adopted the provisions of the Financial Accounting Standards Board (“FASB”) 123R, “Share Based Payment” which will eliminate the ability to account for share-based compensation transactions using the intrinsic method that we used during 2005. Generally, these new provisions require that such transactions be accounted for using a fair-value-based method and recognized as an expense in our consolidated statement of operations. The effective date for this change for us was as of January 1, 2006. Previously, we only disclosed such expenses on a pro forma basis in the notes to our consolidated financial statements in accordance with generally accepted accounting principles (“GAAP”). Accordingly, in any reporting period in which we are required to recognize an expense for share-based compensation, our earnings will be lower than if no expense had been taken. Our stock price could decline in response to any perceived decline in our reported earnings.

Risks Relating to this Offering

The price of our common stock may fluctuate substantially.

Since our initial public offering in May 2004, the market price of our common stock has fluctuated significantly. After this offering, the market price of our common stock is likely to continue to fluctuate due to many factors, including:

•       actual or anticipated fluctuations in our results of operations;

•       our exposure to fluctuations in profitability resulting from our participation in fixed-price contracts;

•       variance in our financial performance from the expectations of market analysts;

•       conditions and trends in the end markets we serve and changes in the estimation of the size and growth rate of these markets;

•       announcements of significant contracts by us or our competitors;

•       loss of one or more of our significant customers;

•       legislation;

•       protracted weather effects;

•       changes in market valuation or earnings of our competitors;

•       changes in our level of backlog;

•       the trading volume of our common stock; and

•       general economic conditions.

In addition, the stock market in general, and the New York Stock Exchange and the market for infrastructure service companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

We do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not plan to declare dividends on shares of our common stock in the foreseeable future. Further, the payment of dividends by us is restricted by our credit facility. See “Dividend Policy” for more information. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made or incorporated by reference in this prospectus and any free writing prospectus that we may prepare in connection with this offering are forward-looking statements. These forward-looking statements are based upon our current expectations and projections about future events. When used or incorporated by reference in this prospectus or any such free writing prospectus, the words “believe,” “anticipate,” “intend,” “estimate,” “expect,” “will,” “should,” “may” and similar expressions, or the negative of such words and expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain such words or expressions. These forward-looking statements generally relate to our plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Although we believe that our plans and objectives reflected in or suggested by these forward-looking statements are reasonable, we may not achieve these plans or objectives. You should read this prospectus, including the information incorporated by reference in this prospectus, completely and with the understanding that actual future results may be materially different from what we expect. Except as required by law with respect to statements contained or incorporated by reference in this prospectus or any such free writing prospectus, we will not update forward-looking statements even though our situation may change in the future.

Specific factors that might cause actual results to differ from our expectations or may affect the value of our common stock include, but are not limited to:

•       the award of new contracts and the timing of the award and performance of those contracts;

•       our exposure to fluctuations in profitability resulting from our participation in fixed-price contracts;

•       the determination that any of our contracts are in a loss position;

•       cyclical changes that could reduce the demand for the services we provide;

•       the nature of our contracts, particularly our fixed-price contracts;

•       the effect of our percentage-of-completion accounting policies;

•       loss of key customers;

•       our failure to attract and retain qualified personnel;

•       skilled labor shortages and increased labor costs;

•       the uncertainty of the effects of the Energy Act;

•       failure to profitably realize our backlog;

•       project delays or cancellations;

•       work hindrance due to seasonal and other variations, including severe weather conditions;

•       the failure to meet schedule or performance requirements of our contracts;

•       significant competition in our industry;

•       the presence of competitors with greater financial resources and the impact of competitive products, services and pricing;

•       our ability to successfully identify, integrate and complete acquisitions;

•       the effectiveness of our internal controls over financial reporting;

•       limitations in our financing agreements that restrict our business operations;

•       our ability to obtain surety bonds;

•       construction accidents and injuries;

•       the impact of our unionized workforce on our operations;

•       a change in government laws or regulations; and

•       the risks discussed under “Risk Factors” and elsewhere in, or incorporated by reference in, this prospectus and any such free writing prospectus, including the risks discussed in our Annual Report on Form 10-K for the year ended December 31, 2005, our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 and our other periodic filings with the SEC.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares in this offering.

DIVIDEND POLICY

We do not anticipate paying any cash dividends in the foreseeable future. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used to repay debt, for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our debt instruments, our future earnings, capital requirements, financial condition, future prospects and the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits. We are currently restricted from declaring or paying cash dividends pursuant to the terms of our senior credit facility.

PRICE RANGE OF COMMON STOCK

Our common stock has been listed on the New York Stock Exchange under the symbol “IFS” since it was initially offered to the public on May 12, 2004. Prior to that time, there had not been a market for our common stock. The following table shows the high and low per share sale prices of our common stock for the periods indicated, based on the NYSE consolidated transaction report:

	High	Low
Year ended December 31, 2004
Second Quarter (from May 12, 2004)	$13.14	$11.50
Third Quarter	$12.59	$7.66
Fourth Quarter	$14.98	$10.10
Year ended December 31, 2005
First Quarter	$13.11	$11.00
Second Quarter	$13.47	$9.53
Third Quarter	$15.66	$10.25
Fourth Quarter	$14.86	$10.76
Year ended December 31, 2006
First Quarter	$19.17	$12.52
Second Quarter	$20.29	$16.23
Third Quarter (through August 2, 2006)	$19.32	$16.61

On August 2, 2006, the last reported sale price of our common stock on the New York Stock Exchange was $18.19 per share. As of June 21, 2006, there were approximately 2,351 holders of record of our common stock.

CAPITALIZATION

The following table summarizes our cash and cash equivalents and our capitalization as of June 30, 2006.

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 and the consolidated financial statements and related notes incorporated by reference in this prospectus.

As of June 30, 2006
(in thousands)
Cash and cash equivalents	$20,491
Debt:
Revolving credit facility(1)	$75,023
Other	51
Total debt	75,074
Shareholders’ equity:
Common stock, $0.001 par value; authorized 120,000,000 shares, 39,786,052 shares issued and 39,756,182 shares outstanding	40
Treasury stock at cost (29,870)	(137)
Additional paid-in capital	281,608
Retained earnings	32,433
Accumulated other comprehensive income	199
Total shareholders’ equity	314,143
Total capitalization	$389,217

(1)     Does not include approximately $34.0 million of letters of credit outstanding.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of July 28, 2006 by: (a) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, (b) each director and named executive officer, (c) all of our executive officers and directors as a group and (d) each selling stockholder.

Percentage ownership before and after the offering is based on 39,996,485 shares of common stock outstanding as of July 28, 2006, subject to the assumptions set forth below. Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote, and subject to community property laws where applicable, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable as of July 28, 2006, or will become exercisable within 60 days thereafter are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. The following table does not give effect to the exercise of the underwriters’ over-allotment option. See Note (2) in the table below for information regarding sales pursuant to the over-allotment option. If the underwriters’ over-allotment option is exercised in full, after giving effect to this offering, OCM/GFI Power Opportunities fund, L.P. (“Power Fund”) and OCM Principal Opportunities Fund II, L.P. (“POF”) will cease to beneficially own any shares of our common stock.

	Shares Beneficially Owned Prior to Offering		Maximum Number of Shares Offered in	Percentage Ownership
Name of Beneficial Owner(1)	Number of Shares	Percent	this Offering(2)	After this Offering
Selling Stockholders:
OCM/GFI Power Opportunities Fund, L.P.	5,441,897	13.6%	4,732,084	1.8%
OCM Principal Opportunities Fund II, L.P.	5,441,897	13.6%	4,732,084	1.8%
Martin Maslonka	1,043,773	2.6%	871,203	*
David R. Helwig	639,327	1.6%	54,806	1.5%
Paul M. Daily	227,513	*	4,343	*
Greater than 5% Stockholders, Directors and Named Executive Officers:
OCM/GFI Power Opportunities Fund, L.P.	5,441,897	13.6%	4,732,084	1.8%
OCM Principal Opportunities Fund II, L.P.	5,441,897	13.6%	4,732,084	1.8%
Oaktree Capital Management, LLC(3)(4)(5)	10,883,794	27.2%	9,464,168	3.5%
GFI Energy Ventures LLC(7)(8)(9)	5,441,897	13.6%	4,732,084	1.8%
Stephen Kaplan(3)(4)(5)(6)	10,883,794	27.2%	9,464,168	3.5%
Laurence D. Gilson(7)(9)(10)	5,441,897	13.6%	4,732,084	1.8%
Richard K. Landers(7)(9)(11)	5,441,897	13.6%	4,732,084	1.8%
Tontine Capital Partners, L.P.(12)	3,401,708	8.5%	—	8.5%
GLG Partners LP (13)	2,027,075	5.1%	—	5.1%
John A. Brayman(14)	22,155	*	—	*
J. Michal Conaway	—	—	—	—
Michael P. Harmon(3)(4)(5)(15)	10,883,794	27.2%	9,464,168	3.5%
Ian A. Schapiro(7)(9)(16)	5,441,897	13.6%	4,732,084	1.8%
Richard S. Siudek(17)	19,913	*	—	*
David H. Watts(18)	19,913	*	—	*
Terry M. Winter	—	—	—	—
David R. Helwig(19)	639,327	1.6%	54,806	1.5%
Terence R. Montgomery(20)	308,748	*	—	*
Paul M. Daily(21)	227,513	*	4,343	*
Stephen J. Reiten(22)	180,840	*	—	*
Lawrence P. Coleman(23)	7,736	*	—	*
All executive officers and directors as a group (15 persons)(24)	12,354,939	30.2%	9,523,317	7.1%

*       Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

(1)   Unless otherwise indicated, the address for each of the individuals listed below is: c/o InfraSource Services, Inc., 100 West Sixth Street, Suite 300, Media, Pennsylvania 19063.

(2)   If the underwriters’ over-allotment option is exercised in full, the following persons named in the table above will sell the additional number of shares set forth after their respective names: OCM/GFI Power Opportunities Fund, L.P. (709,813); OCM Principal Opportunities Fund II, L.P. (709,813); Mr. Maslonka (130,681); Mr. Helwig (8,221) and Mr. Daily (651). A selling stockholder may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), in which event such selling stockholder may be subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(3)   Includes: (i) 5,441,897 shares of common stock owned by Power Fund and (ii) 5,441,897 shares of common stock owned by POF.

(4)   Oaktree Capital Management, LLC (“Oaktree”) is the co-general partner of Power Fund and the general partner of POF. By virtue of its relationship to POF and Power Fund, Oaktree may be deemed to have or share beneficial ownership of shares owned by Power Fund and POF. Oaktree expressly disclaims beneficial ownership of such common stock held by POF and Power Fund except for its pecuniary interest therein. Voting and investment decisions with respect to shares of our common stock held by POF are generally made on behalf of Oaktree by Stephen Kaplan and Michael Harmon. Mr. Kaplan is a founding principal of Oaktree and Mr. Harmon is a Managing Director of Oaktree. Each of Mr. Kaplan and Mr. Harmon expressly disclaims beneficial ownership of such common stock, except to the extent of his pecuniary interest therein. Voting and investment decisions with respect to shares of our common stock held by Power Fund are made on behalf of Power Fund by an investment committee comprised of Lawrence Gilson, Richard Landers and Ian Schapiro (the “GFI Representatives”) and Mr. Kaplan and Mr. Harmon. Decisions by the investment committee of Power Fund require the affirmative vote of two of the GFI Representatives and of Mr. Kaplan and Mr. Harmon. Each of Messrs. Gilson, Landers, Schapiro, Kaplan and Harmon expressly disclaims beneficial ownership of such common stock, except to the extent of his pecuniary interest therein.

(5)   c/o Oaktree Capital Management, LLC, 333 South Grand Avenue, Los Angeles, California 90071.

(6)   By virtue of being a principal of Oaktree, Mr. Kaplan may be deemed to have or share beneficial ownership of shares of our common stock beneficially owned by Oaktree. Mr. Kaplan expressly disclaims beneficial ownership of such common stock, except to the extent of his pecuniary interest therein.

(7) Includes 5,441,897 shares of common stock owned by Power Fund.

(8) GFI is the co-general partner of Power Fund. By virtue of its relationship to Power Fund, GFI may be deemed to have or share beneficial ownership of shares owned by Power Fund. GFI expressly disclaims beneficial ownership of such common stock held by Power Fund.

(9) c/o GFI Energy Ventures, LLC, 11611 San Vicente Boulevard, Suite 710, Los Angeles, California 90049.

(10)       By virtue of being a founding principal of GFI, Mr. Gilson may be deemed to have or share beneficial ownership of shares of our common stock beneficially owned by GFI. Mr. Gilson expressly disclaims beneficial ownership of such common stock, except to the extent of his pecuniary interest therein.

(11)     By virtue of being a founding principal of GFI, Mr. Landers may be deemed to have or share beneficial ownership of shares of our common stock beneficially owned by GFI. Mr. Landers expressly disclaims beneficial ownership of such common stock, except to the extent of his pecuniary interest therein.

(12)     In Amendment No. 1 to Schedule 13G, dated February 14, 2006, jointly filed by Tontine Capital Partners, L.P., Tontine Capital Management, L.L.C. and Jeffrey L. Gendell, such persons report that as of December 31, 2005, (i) they possessed shared power to vote and dispose of these shares, and (ii) the business address of each such person is Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830.

(13) In Schedule 13G, dated June 21, 2006, jointly filed by GLG Partners LP, GLC Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman, such persons report that as of June 13, 2006, (i) they possessed shared power to vote and dispose of these shares, and (ii) the business address of each such person is 1 Curzon Street, London W1J 5HB, England.

(14)   Consists of (i) 19,913 shares of common stock acquired by Mr. Brayman pursuant to the exercise of then-unvested stock options, of which 9,957 shares of common stock are subject to repurchase and (ii) options to purchase 2,242 shares of common stock that are currently exercisable.

(15)   By virtue of being a Managing Director of Oaktree, Mr. Harmon may be deemed to have or share beneficial ownership of shares of our common stock beneficially owned by Oaktree. Mr. Harmon expressly disclaims beneficial ownership of such common stock, except to the extent of his pecuniary interest therein.

(16)   By virtue of being a founding principal of GFI, Mr. Schapiro may be deemed to have or share beneficial ownership of shares of our common stock beneficially owned by GFI. Mr. Schapiro expressly disclaims beneficial ownership of such common stock, except to the extent of his pecuniary interest therein.

(17)   Consists of (i) options to purchase 9,957 shares of common stock subject to unvested stock options that may be exercised prior to vesting and (ii) options to purchase 9,956 shares of common stock that are currently exercisable.

(18)   Consists of (i) 14,935 shares of common stock subject to unvested stock options that may be exercised prior to vesting and (ii) options to purchase 4,978 shares of common stock that are currently exercisable.

(19)               Consists of (i) 116,974 shares of common stock subject to unvested stock options that may be exercised prior to vesting, (ii) options to purchase 56,092 shares of common stock that are currently exercisable, (iii) options to purchase 22,389 shares of common stock that will become exercisable within 60 days and (iv) 443,872 shares of common stock owned by DRHCLH Partnership, L.P., of which the beneficial owners are Mr. Helwig and his wife. In his capacity as general partner, Mr. Helwig exercises all voting and investment power with respect to the shares owned by DRHCLH Partnership, L.P. 72,197 shares of common stock owned by DRHCLH Partnership, L.P. are subject to repurchase under specified circumstances upon a termination of Mr. Helwig’s employment.

(20)               Consists of (i) 79,651 shares of common stock subject to unvested stock options that may be exercised prior to vesting, (ii) options to purchase 129,134 shares of common stock that are currently exercisable, (iii) options to purchase 39,825 shares of common stock that will become exercisable in 60 days and (iv) 60,138 shares of common stock owned by Mr. Montgomery.

(21)               Consists of (i) 56,984 shares of common stock subject to unvested stock options that may be exercised prior to vesting, (ii) options to purchase 128,750 shares of common stock that are currently exercisable, (iii) options to purchase 28,942 shares of common stock that will become exercisable in 60 days and (iv) 13,287 shares of common stock owned by Mr. Daily.

(22)               Consists of (i) 49,782 shares of common stock subject to unvested stock options that may be exercised prior to vesting, (ii) options to purchase 106,168 shares of common stock that are currently exercisable and (iii) options to purchase 24,890 shares of common stock that will become exercisable in 60 days.

(23)               Consists of 7,736 shares of common stock owned by Mr. Coleman directly, of which 7,407 shares of common stock are subject to repurchase under specified circumstances upon a termination of Mr. Coleman’s employment.

(24)               Includes (i) 328,283 shares of common stock subject to options that may be exercised prior to vesting, (ii) options to purchase 482,320 shares of common stock that are currently exercisable, and (iii) options to purchase 115,598 shares of common stock that will become exercisable within 60 days.

David R. Helwig is our Chief Executive Officer and President, and Paul M. Daily is the President and Chief Executive Officer of InfraSource Underground Services, Inc., one of our subsidiaries. Martin Maslonka is our Director of Strategic Projects. Prior to our acquisition of our ITS subsidiary in 2004, Mr. Maslonka served as the President of ITS. Other than their ownership of our common stock and, in the case of Mr. Maslonka, his employment with us, the only material relationships between us and each of Power Fund, POF and Mr. Maslonka are described under “Certain Relationships and Related Transactions” in our Proxy Statement for our 2006 Annual Meeting of Stockholders, in our Current Report on Form 8-K filed with the SEC on June 29, 2006 and in our Quarterly Report on Form 10-Q for the six months ended June 30, 2006, filed with the SEC on August 3, 2006, all of which are incorporated by reference in this prospectus.

Both Power Fund and POF have an affiliate that is a registered broker-dealer and member of the National Association of Securities Dealers, Inc. Power Fund and POF each represent that they have purchased the shares being registered for resale in the ordinary course of business, and that at the time of purchase of the shares, neither had any agreements or understandings, directly or indirectly, with any person to distribute the shares.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated           , the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and First Albany Capital Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lehman Brothers Inc.
First Albany Capital Inc.
Total	10,394,520

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or, under certain circumstances, the offering may be terminated.

The selling stockholders  have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,559,179 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus  and to selling group members at that price less a selling concession of $         per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

We have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC, we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be convertible into or exchanged for common stock (other than shares issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans or pursuant to currently outstanding options, warrants or rights) for a period of 90 days from the date of this prospectus. All of our directors and executive officers and the selling stockholders have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC and other than in this offering, they will not directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities that may be converted into or exchanged for any common stock, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities or publicly disclose the intention to do any of the foregoing for a period of 90 days from the date of this prospectus other than permitted transfers. These lock-up agreements are subject to customary exceptions, including dispositions by gift, will or intestacy; transfers to immediate family members or entities of which the only beneficiaries or beneficial owners are a director, executive officer or stockholder of ours and/or the immediate family members of such person; transfers to entities wholly owned by a director, executive officer or stockholder of ours; dispositions to charitable organizations; and distributions to partners, members or stockholders of our stockholders. Furthermore, our Chief Financial Officer may enter into a trading plan during the lock-up period established in accordance with Rule 10b5-1 under the Exchange Act provided that (a) sales under any such plan may not exceed 50,000 shares of common stock during the lock-up period and (b) the aggregate number of shares to be sold pursuant to such plan shall not exceed 318,000 shares of common stock.

The 90-day restricted period described in the preceding paragraph will be extended, subject to certain exceptions, if:

•       during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or

•       prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•       Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•       Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•       Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•       Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•       In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

In connection with the Merger, Merrill Lynch, Pierce, Fenner & Smith Incorporated performed advisory services and rendered a fairness opinion to InfraSource Incorporated and received customary fees and expenses. Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for the selling stockholders by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California, and for the underwriters by Latham & Watkins LLP, Los Angeles, California. Skadden, Arps, Slate, Meagher & Flom LLP has from time to time represented certain of the underwriters, Oaktree and GFI on unrelated matters. Latham & Watkins LLP represents Oaktree and certain of its affiliates from time to time on unrelated matters.

EXPERTS

The consolidated financial statements of InfraSource Incorporated for the period from January 1, 2003 to September 23, 2003 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of InfraSource Services, Inc. as of December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004 and for the period May 30, 2003 (date of inception) to December 31, 2003 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2005 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website at www.infrasourceinc.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

We have filed with the SEC a registration statement on Form S-3 (including the exhibits, schedules and amendments to the registration statement) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, we refer you to the registration statement. Statements contained in, or incorporated by reference in, this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement.

In addition, we are subject to the reporting and information requirements of the Exchange Act, and, as a result, we file periodic and current reports, proxy statements and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

We are incorporating some information about us that we file with the SEC. The information in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus, while information that we file with the SEC after the date of this prospectus that is incorporated by reference will automatically update and supersede this information.

We incorporate by reference the following documents we have filed, or may file, with the SEC:

•       our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 1, 2006;

•       our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed with the SEC on May 5, 2006;

•       our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, filed with the SEC on August 3, 2006;

•       our Current Report on Form 8-K relating to items 8.01 and 9.01, filed with the SEC on March 1, 2006;

•       our Current Reports on Form 8-K, filed with the SEC on February 2, 2006, March 21, 2006, June 29, 2006, June 30, 2006 and July 3, 2006;

•       the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on April 29, 2004; and

•       all documents filed by us with the SEC under the Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before termination of this offering.

Information in any Current Report on Form 8-K and any exhibits attached thereto that was “furnished” but not “filed” for purposes of Section 18 of the Exchange Act is not incorporated by reference in this prospectus.

You may request a copy of any of the documents incorporated by reference in this prospectus, at no cost, by writing or telephoning us at the following address:

InfraSource Services, Inc.
Attention: Investor Relations
100 West Sixth Street, Suite 300
Media, Pennsylvania 19063
(610) 480-8000

InfraSource®

Building A Powerful Future. Everyday.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses, other than the underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts shown are estimates, except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.

SEC registration fee	$22,795
NASD filing fee	23,448
Accounting fees and expenses	90,000
Legal fees and expenses	200,000
Printing expenses	170,000
Transfer agent fees and expenses	5,000
Blue sky fees and expenses	5,000
Miscellaneous fees and expenses	0
Total*	516,243

*                        The selling stockholders have agreed to pay, pro rata based on the number of shares sold, the expenses incurred by InfraSource in connection with this offering.

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to InfraSource Services, Inc. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.

Article Fifth of InfraSource Services, Inc.’s certificate of incorporation provides that a director of InfraSource Services, Inc. shall not be liable to InfraSource Services, Inc. or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. In addition, Article Sixth of InfraSource Services, Inc.’s certificate of incorporation provides that InfraSource Services, Inc. shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including the right to be paid by InfraSource Services, Inc. the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

We have entered into indemnification agreements with our directors and officers. The indemnification agreements provide indemnification to our directors and officers under certain circumstances for acts or omissions which may not be covered by directors’ and officers’ liability insurance, and may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. We have also obtained directors’ and officers’ liability insurance, which insures against liabilities that our directors or officers may incur in such capacities.

Item 16. Exhibits

Exhibit No.	Document
1.1	Form of Underwriting Agreement.*
2.1

Amended and Restated Asset Purchase Agreement, dated as of September 3, 2004, by and among InfraSource Underground Construction, LLC, Sub-Surface Construction Co., EnStructure Corporation and SEMCO Energy, Inc.(3)†

2.2

Amended and Restated Asset Purchase Agreement, dated as of September 3, 2004, by and among IUC SOUTH, LLC, InfraSource Underground Construction Services, Inc., Flint Construction Company, EnStructure Corporation and SEMCO Energy, Inc.(3)†

2.3

Amended and Restated Asset Purchase Agreement, dated as of September 3, 2004, by and among InfraSource Underground Construction, LLC, Mueller Pipeliners, Inc., Iowa Pipeline Associates, Inc., EnStructure Corporation and SEMCO Energy, Inc.(3)†

4.1	Stockholders Agreement, dated as of September 24, 2003, by and among InfraSource Services, Inc. (f/k/a the Dearborn Holdings Corporation) and its Security Holders party thereto.(1)
4.2

Registration Rights Agreement, dated as of April 20, 2004, by and among InfraSource Services Inc., OCM/GFI Power Opportunities Fund, L.P., OCM Principal Opportunities Fund II, L.P., Martin Maslonka, Thomas B. Tilford, Mark C. Maslonka, Justin Campbell, Joseph Gabbard, Sidney Strauss, Jon Maslonka, David R. Helwig, Terence R. Montgomery and Paul M. Daily.(2)

4.2.1

Amendment to Registration Rights Agreement, dated as of December 7, 2005, by and among InfraSource Services, Inc., OCM Principal Opportunities Fund II, L.P., OCM/GFI Power Opportunities Fund, L.P., Tontine Capital Partners, L.P., Martin Maslonka, Thomas B. Tilford, Mark C. Maslonka, Justin Campbell, Joseph Gabbard, Sidney N. Strauss, Jon Maslonka, David R. Helwig, Terence R. Montgomery and Paul M. Daily.(4)

4.2.2

Second Amendment to Registration Rights Agreement, dated as of June 28, 2006, by and among InfraSource Services, Inc., OCM Principal Opportunities Fund II, L.P., OCM/GFI Power Opportunities Fund, L.P., Tontine Capital Partners, L.P., Martin Maslonka, Thomas B. Tilford, Mark C. Maslonka, Justin Campbell, Joseph Gabbard, Sidney N. Strauss, Jon Maslonka, David R. Helwig, Terence R. Montgomery and Paul M. Daily.(5)

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.(6)
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in Exhibit 5.1).(6)
24.1	Power of Attorney (included on signature page of the Registration Statement).(6)

*                    To be filed by amendment.

†                    InfraSource Services, Inc. agrees to furnish copies of the exhibits referenced in this agreement to the Securities and Exchange Commission upon request.

(1)          Incorporated by reference from the Registration Statement on Form S-1 filed by the Registrant on January 30, 2004.

(2)          Incorporated by reference from Amendment No. 3 to the Registration Statement on Form S-1 filed by the Registrant on April 29, 2004.

(3)          Incorporated by reference from the Current Report on Form 8-K filed by the Registrant on September 7, 2004.

(4)          Incorporated by reference from the Annual Report on Form 10-K filed by the Registrant on March 1, 2006.

(5)          Incorporated by reference from the Current Report on Form 8-K filed by the Registrant on June 29, 2006.

(6)          Previously filed with the Form S-3 filed by the Registrant on June 29, 2006.

Item 17. Undertakings

(a)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in “Item 15—Indemnification of Directors and Officers” above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)   The undersigned Registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at such time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Media, Commonwealth of Pennsylvania, on August 3, 2006.

InfraSource Services, Inc.
By:	/s/DAVID R. HELWIG
David R. Helwig
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/DAVID R. HELWIG	Chief Executive Officer, President	August 3, 2006
David R. Helwig	and Director (Principal Executive Officer)
/s/ Terence R. Montgomery	Chief Financial Officer (Principal	August 3, 2006
Terence R. Montgomery	Financial Officer)
*	Vice President, Corporate Controller and Chief Accounting	August 3, 2006
R. Barry Sauder	Officer (Principal Accounting Officer)
*	Director and Interim Chairman of	August 3, 2006
Ian A. Schapiro	the Board
*	Director	August 3, 2006
John Brayman
*	Director	August 3, 2006
J. Michal Conaway
*	Director	August 3, 2006
Michael P. Harmon

*	Director	August 3, 2006
Richard S. Siudek
*	Director	August 3, 2006
David H. Watts
Director
Terry M. Winter

*By:	/s/DAVID R. HELWIG
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Document
1.1	Form of Underwriting Agreement.*
2.1

Amended and Restated Asset Purchase Agreement, dated as of September 3, 2004, by and among InfraSource Underground Construction, LLC, Sub-Surface Construction Co., EnStructure Corporation and SEMCO Energy, Inc.(3)†

2.2

Amended and Restated Asset Purchase Agreement, dated as of September 3, 2004, by and among IUC SOUTH, LLC, InfraSource Underground Construction Services, Inc., Flint Construction Company, EnStructure Corporation and SEMCO Energy, Inc.(3)†

2.3

Amended and Restated Asset Purchase Agreement, dated as of September 3, 2004, by and among InfraSource Underground Construction, LLC, Mueller Pipeliners, Inc., Iowa Pipeline Associates, Inc., EnStructure Corporation and SEMCO Energy, Inc.(3)†

4.1	Stockholders Agreement, dated as of September 24, 2003, by and among InfraSource Services, Inc. (f/k/a the Dearborn Holdings Corporation) and its Security Holders party thereto.(1)
4.2

Registration Rights Agreement, dated as of April 20, 2004, by and among InfraSource Services Inc., OCM/GFI Power Opportunities Fund, L.P., OCM Principal Opportunities Fund II, L.P., Martin Maslonka, Thomas B. Tilford, Mark C. Maslonka, Justin Campbell, Joseph Gabbard, Sidney Strauss, Jon Maslonka, David R. Helwig, Terence R. Montgomery and Paul M. Daily.(2)

4.2.1

Amendment to Registration Rights Agreement, dated as of December 7, 2005, by and among InfraSource Services, Inc., OCM Principal Opportunities Fund II, L.P., OCM/GFI Power Opportunities Fund, L.P., Tontine Capital Partners, L.P., Martin Maslonka, Thomas B. Tilford, Mark C. Maslonka, Justin Campbell, Joseph Gabbard, Sidney N. Strauss, Jon Maslonka, David R. Helwig, Terence R. Montgomery and Paul M. Daily.(4)

4.2.2

Second Amendment to Registration Rights Agreement, dated as of June 28, 2006, by and among InfraSource Services, Inc., OCM Principal Opportunities Fund II, L.P., OCM/GFI Power Opportunities Fund, L.P., Tontine Capital Partners, L.P., Martin Maslonka, Thomas B. Tilford, Mark C. Maslonka, Justin Campbell, Joseph Gabbard, Sidney N. Strauss, Jon Maslonka, David R. Helwig, Terence R. Montgomery and Paul M. Daily.(5)

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.(6)
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in Exhibit 5.1).(6)
24.1	Power of Attorney (included on signature page of the Registration Statement).(6)

*                    To be filed by amendment.

†                    InfraSource Services, Inc. agrees to furnish copies of the exhibits referenced in this agreement to the Securities and Exchange Commission upon request.

(1)          Incorporated by reference from the Registration Statement on Form S-1 filed by the Registrant on January 30, 2004.

(2)          Incorporated by reference from Amendment No. 3 to the Registration Statement on Form S-1 filed by the Registrant on April 29, 2004.

(3)          Incorporated by reference from the Current Report on Form 8-K filed by the Registrant on September 7, 2004.

(4)          Incorporated by reference from the Annual Report on Form 10-K filed by the Registrant on March 1, 2006.

(5)          Incorporated by reference from the Current Report on Form 8-K filed by the Registrant on June 29, 2006.

(6)          Previously filed with the Form S-3 filed by the Registrant on June 29, 2006.